WENDY E. MILLER, ESQ.

February 8, 2005

To:	Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Nascent Wine Company, Inc.
Amendment No. 1 to Form SB-2
Filed January 14, 2005
File No.: 333-120949

Dear Mr. Spirgel:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated January 27, 2005:

Amendment No. 1 to Form SB-2

Prospectus Cover Page

1.

Please revise the second sentence in the first paragraph to also state that Mr. Deparini is your sole employee.  Please see prior comment 2 and revise throughout your prospectus.

The registration has been amended thoroughly to clarify that Mr. Deparini is the sole officer, director and employee of the Company.

2.

Please delete the third sentence of the first paragraph.  This information is not required by Item 501 of Regulation S-B.

The sentence has been removed from the amended registration statement.

Summary Information and Risk Factors, page 4

The Company. page 4

3.

Please relocate the disclosure you have added in response to prior comment 5 following the first paragraph.  In addition, please indicate that your sole officer, director and employee works part-time and please disclose when you expect to begin generating revenues.

The paragraph has been relocated and appears as the second paragraph in this section of the amended registration statement.  Additionally, the disclosure has been amended to read as follows:

We are a development stage company that has not commenced our planned principal operations and has no significant assets.  Since our inception on December 10, 2002 to September 30, 2004, we have not generated any revenues and have incurred a net loss of $3,136.  In the event we raise at least the minimum of $24,000 sought in this offering, we expect to be able to continue our business for at least the next 12 months.  It is hoped that we will begin to generate revenues within the first nine months after raising the minimum offering proceeds.  In the event we do not raise this minimum amount, we may not be able to continue pursuit of our business.  In light of this, our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors’ report to the financial statements included in the registration statement, of which this prospectus is a part.

We currently have one officer and director, who also serves as our sole employee.  This individual works for us on a part-time basis.

The Offering, page 4

4.

We note your response to our prior comment 7.  Advise why additional proceeds received after the minimum offering is achieved will be deposited into the escrow account rather than deposited directly in the company’s account.

The registrant believes that funds received after the achievement of the minimum offering should continue to be deposited with the escrow agent because the subscription agreement instructs potential investors to make checks payable to the escrow agent.  To maintain uniformity and avoid possible confusion, the Company does not wish to have investors do anything to the contrary.

Risk Factors, page 6

Our sole officer and director works for us on a part-time basis…, page 6

5.

Revise this caption to clearly convey the risk you describe in this risk factor.  In this regard, in addition to stating that Mr. Deparini will be working on a part-time basis, please also indicate in the caption that Mr. Deparini has no public company experience and no experience in the wine brokering business.  Please also clearly state in the caption the particular risk that results from the uncertainty.  Revise the first sentence of the risk factor to make clear that your “operations depend on the efforts…” (since Mr. Deparini is the sole employee, director, officer and shareholder of the company it is not accurate to say that your “operations depend substantially on the efforts…”).

The risk factor caption and text has been amended to read as follows:

Our sole officer and director works for us on a part-time basis and has no experience in the wine brokering business nor managing a public company.  As a result, we may be unable to sell the shares in this offering, develop our business and manage our public reporting requirements.

Our operations depend on the efforts of Patrick Deparini, our sole officer, director and employee.  Mr. Deparini has no specific experience in the business of alcohol distribution.  Additionally, Mr. Deparini has no experience related to public company management, nor as a principal accounting officer.  Because of this, Mr. Deparini may be unable to offer and sell the shares in this offering, develop our business and manage our public reporting requirements.  We cannot guarantee you that we will overcome any such obstacle.

6.

Please see prior comment 8 and move the last risk factor on page 9 regarding potential conflicts of interest as a result of Mr. Deparini’ s control over the company.

The risk factor in question has been relocated to appear as the second risk factor in this section.

Current and proposed government regulation…, page 7

7.

We note the disclosure you have added in response to prior comment 11.  In particular, we note your disclosure that “[t]he United States Bureau of Alcohol Tobacco and Fire Arms and the various state liquor authorities regulate such matters as licensing requirements, trade and pricing practices...”  Because you intend to focus your business in the State of Nevada, please briefly disclose any material regulations in the State of Nevada.  In this regard, we note the disclosure you have added in your government regulation section regarding various regulations in the State of Nevada.  In particular, we note that you must obtain an import and wholesale liquor license.  Please consider whether the possibility that you will not be able to obtain these licenses is a material risk to your proposed business.

The risk factor disclosure has been amended to include a discussion of relevant Nevada law, as follows:

We are involved in the distribution of alcohol-based beverages.  The beverage alcohol products industry is subject to extensive regulation by state and federal agencies.  The United States Bureau of Alcohol Tobacco and Firearms and the State of Nevada liquor authorities regulate such matters as licensing requirements, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers.  In recent years, federal and state regulators have required warning labels and signage.  New or revised regulations or increased licensing fees and requirements could increase the costs of doing business, thereby reducing our potential profitability.

In the State of Nevada, suppliers seeking to sell their wines interstate must sell their wines to an importer licensed in Nevada.  Importers may be individually licensed as such, or may be dually licensed as both an importer and distributor.  Importers are required to purchase liquor only from the supplier of that product.  Retailers must purchase liquor from a state-licensed wholesaler.  Suppliers may not sell to retailers or consumers and distributors may not sell directly to consumers.

However, the registrant seeks to act as a wine broker and neither as an importer, wholesaler nor retailer.  As stated in the “Need for Government Approval” heading of the “Business of the Issuer” section, “In light of the fact that [Nascent Wine Company] intend[s] to broker transactions between wineries and retail outlets and are unable to lawfully maintain an inventory of alcohol products…management does not believe [the company’s] operations are subject to regulatory approval.”  In addition, under the “Effect of Existing or Probable Government Regulations” heading, the company states that it does not “believe that laws governing the sale of wine apply directly to [the company] since [the company] will not be in physical possession of any alcohol-related inventory.”  The company does not intend to sell wines at any level of the three-tier system.  Rather, the company seeks to facilitate transactions by introducing suppliers to buyers.  Thus, licensure of the company as an importer/wholesaler is not required at this time.  Please note the risk factor disclosure on page 7 “We may not be able to generate revenues as a wine broker,” which addresses the risk of operating as a broker as opposed to an importer/wholesaler.  Respectfully, the sentence containing the phrase “…unless we obtain an import and wholesale liquor license...” has been removed from the amended registration statement under this risk factor, as well as in the “Business of the Company” section under the caption “Effect of Existing or Probable Government Regulations,” to improve clarity.

You may not be able to sell your shares in our company…, page 10

8.

We note your disclosure that your “common stock is currently held amongst a small community of shareholders.”  Please revise this disclosure to state that Mr. Deparini currently holds 100% of your common stock.  Please also note that issuers do not list their securities on the OTC Bulletin Board.  Revise the disclosure to make clear that only market makers may apply with the NASD to have a company’s securities accepted for trading on the OTC Bulletin Board.  Disclose the requirements to trade on the OTC Bulletin Board and the anticipated timing of your quotation on the OTC Bulletin Board.  Confirm that the company has identified broker dealers who have expressed an interest in becoming market makers in the company’s securities.

The registration statement has been amended to discuss Mr. Deparini’s position as the sole shareholder of the outstanding common stock of the company.  However, as the registrant has not approached any broker dealers with regard to assisting the company apply for listing on the OTC Bulletin Board, reference to such market has been removed from the risk factor.  The amended risk factor reads as follows:

There is no public market for our common stock.  All of our issued and outstanding common stock is currently held by Mr. Patrick Deparini, our sole officer, director and employee.  Therefore, the current and potential market for our common stock is limited.  In the absence of being listed, no market is available for investors in our common stock to sell their shares.  We cannot guarantee that a meaningful trading market will develop.

If our stock ever becomes tradable, of which we cannot guarantee success, the trading price of our common stock could be subject to wide fluctuations in response to various events or factors, many of which are beyond our control.  In addition, the stock market may experience extreme price and volume fluctuations, which, without a direct relationship to the operating performance, may affect the market price of our stock.

Use of Proceeds, page 11

9.

We note your response to our prior comment 10 and are unable to agree.  All expenses incurred in connection with this offering must be reflected as offering expenses.  The audit of the company’s financial statements included in the prospectus and legal fees incurred in connection with the preparation of this prospectus are expenses of the offering and must be reflected as such.  Please revise.

The Company has revised the Use of Proceeds table to account for legal and professional fees and accounting fees paid and expected to be paid in conjunction with the prospectus.  Working capital has been debited resultantly.

Effect of Existing or Probable Government Regulations, page 22

10.

The disclosure you have added in response to prior comment 31 is vague.  In your business section, you state that you intend to broker transactions by pairing retailers with suppliers and that once a transaction is pre-arranged, you will contact a wholesaler who will purchase the wine from the supplier, take possession of the product and deliver the wine to the retailer.  Clearly disclose your proposed business model of operating as a broker and address how your business model will be impacted by the rules relating to suppliers, importers, distributors and retailers that you cite.  For example, even though a wholesaler will purchase the product in the transactions you intend to arrange, are you still required to obtain an import and wholesale license?

The registration statement has been amended to clarify this section and to clarify the registrant’s regulatory environment.

Under the three-tier system, suppliers sell to distributors, distributors sell to retailers and retailers sell to consumers.  In the State of Nevada, suppliers seeking to sell their wines interstate must sell their wines to an importer licensed in Nevada.  Importers may be individually licensed as such, or may be dually licensed as both an importer and distributor.  Importers are required to purchase liquor only from the supplier of that product.  Importers in the State of Nevada are allowed to hold wholesale distribution licenses.  However, wholesalers that are not importers must purchase alcohol-based products from an importer or from another wholesaler.  Retailers must purchase liquor from a state-licensed wholesaler.  Suppliers may not sell to retailers or consumers and distributors may not sell directly to consumers.  The State of Nevada prohibits distributors from having an interest in retail licensees.

As a broker in the sale of wine, we will attempt to pair suppliers with retailers through personal contact.  We intend to broker transactions involving alcohol-related products and will not maintain an inventory of any such product, because to do so would require us to be licensed as an importer/wholesaler.  We will not purchase, or in any means acquire, alcohol-based beverages with the intent to resell them.  If we were to purchase said beverages with a purpose to resell those beverages, we would be considered to be an importer/wholesaler and would thus be in violation of federal and Nevada law.  We will not act as in importer, wholesaler or retailer of alcohol products.  Our management does not believe that laws governing the sale of wine apply directly to us since we will never be in physical possession of any alcohol-related inventory.  However, there can be no assurance that the various governmental regulations applicable to the alcohol-based beverage industry will not change and become more stringent to adopt laws that may directly regulate brokers such as us.

Management’s Discussion and Plan of Operation, page 23

Plan of Operation, page 23

11.

We reissue prior comment 33.  Please identify the fixed assets.

The registration statement has been amended to disclose that the fixed assets include computer and office equipment.

Holders, page 27

12.

Please delete the word “approximately” in the first sentence as the company must know how many shares are outstanding.

The registration statement has been amended, accordingly.

Exhibit 5 – Opinion of Wendy E. Miller, Esq.

13.

We note the statement that counsel has “relied upon representations by the officers of the Company with respect to certain factual matters bearing on the opinion expressed herein.”  Please tell us what these “factual matters” are and whether they can be independently verified.  Also, please revise to refer to the “sole officer’ rather than the “officers” of the Company.

The ambiguous and vague language has been removed and replaced by the following:

To my knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company, nor are there any actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement.  I know of no disputes involving the Company and the Company has no claim, actions or inquiries from any federal, state or other government agency, other than as set forth in the registration statement.  I know of no claims against the Company or any reputed claims against it at this time, other than as set forth in the registration statement.

The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney's fees, reasonable incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer.  This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

Additionally, reference to officers has been amended to reflect that the Company has only one officer and director.

1924 Ivy Point Lane, Las Vegas, Nevada 89134

Telephone: (702) 265-5680  ♦  Facsimile: (702) 242-6617

WENDY E. MILLER, ESQ.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at (702) 265-5680.

Sincerely,

/s/ Wendy E. Miller

Wendy E. Miller, Esq.

Attachments:

Form SB-2 amendment 2, marked

1924 Ivy Point Lane, Las Vegas, Nevada 89134

Telephone: (702) 265-5680  ♦  Facsimile: (702) 242-6617